SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                       (Amendment No. __ )*


                Integrated Security Systems, Inc.
                         (Name of Issuer)

            Common Stock, par value $.01 per share
                  (Title of Class of Securities)



                          (CUSIP Number)

                   Gary D. Halbert, President
                ProFutures Fund Management, Inc.
1310 Highway 620 South -- Suite 200,  Austin, Texas  78734
                          (512) 263-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                      December 31, 1996
       (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on thisform with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___________________

1)  Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Bridge Capital Fund, L.P.
          74-2786949

2)  Check the Appropriate Box if a Member of a Group  (a) [X ]
                                                                  (b) [__]
3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)         [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power                  475,000

     8)   Shared Voting Power                597,000

     9)   Sole Dispositive Power             475,000

     10)  Shared Dispositive Voting Power         597,000

11)  Aggregate Amount Beneficially Owned by
     each Reporting Person     597,000

12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares (See Instructions)
          [__]


13)  Percent of Class Represented by Amount
     in Row 11: 6.88%

14)  Type of Reporting Person

          PN

  ---------------------------------   Schedule 13D  ---------------------------

CUSIP No. ___________________

1)  Name of Reporting Person
     SS or IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952

2)   Check the Appropriate Box if a Member of a Group  (a) [X ]
                                                                   (b) [__]
3)   SEC Use Only

4)   Source of Funds (See Instructions)      WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)           [__]

6)   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)   Sole Voting Power                  122,000

     8)   Shared Voting                      597,000

     9)   Sole Dispositive Power           122,000

     10)  Shared Dispositive Voting Power         597,000

11)  Aggregate Amount Beneficially Owned by
     each Reporting Person   597,000

12)  Check if the Aggregate Amount in Row 11
     Excludes Certain Shares (See Instructions)    [__]

13)  Percent of Class Represented by Amount
     in Row 11: 1.77%

14)  Type of Reporting Person

          PN

---------------------------------   Schedule 13D  ------------------------------

              INTEGRATED SECURITY SYSTEMS, INC.

     The Group, consisting of ProFutures Bridge Capital Fund, L.P. ("PBCF") and ProFuturesSpecial Equities Fund, L.P. ("PSEF"), hereby submits the following Statement on Schedule 13D (the "Statement"):

   Item 1.  Security and Issuer.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"),of Integrated Security Systems, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 8220 Springwood Drive -- Suite 230, Irving, Texas 75063.

    Item 2.  Identity and Background.

     A.   Persons Filing this Statement.

     (1) Name: ProFutures Bridge Capital Fund, L.P.
          State of Organization:  Delaware
          Principal Business:  Investments in securities
          Address of Principal Business and Office: 1720
          South Bellaire Street --Suite 500,
               Denver, Colorado 80222
          Criminal and Civil Proceedings:  None

     (2) Name: ProFutures Special Equities Fund, L.P.
          State of Organization: Delaware
          Principal Business:  Investment in securities
          Address of Principal Business and Office: 1310
          Highway 620 South -- Suite 200,
          Austin, Texas  78734
          Criminal and Civil Proceedings:  None

     B.   General Partners of PBCF.

     (1)  Name: ProFutures Fund Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PBCF and PSEF
          Address of Principal Business and Office:
          1310 Highway 620 South -- Suite 200,
          Austin, Texas  78734
          Criminal and Civil Proceedings:  None

     (2)  Name: Bridge Capital Partners, Inc.
          State of Organization: Colorado
          Principal Business: A General Partner of PBCF
          Address of Principal Business and Office:
          1720 South Bellaire Street --Suite 500,
                    Denver, Colorado 80222
          Criminal and Civil Proceedings:  None

     C.   General Partners of PSEF.

     (1)  Name: ProFutures Fund Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PBCF and PSEF
          Address of Principal Business and Office:
          1310 Highway 620 South -- Suite 200,
          Austin, Texas  78734
          Criminal and Civil Proceedings:  None

     (2)  Name: Golden Eye Asset Management, Inc.
          State of Organization: Texas
          Principal Business: A General Partner of PSEF
          Address of Principal Business and Office:
          1310 Highway 620 South -- Suite 200,
          Austin, Texas  78734
          Criminal and Civil Proceedings:  None

     D.   Officers, Directors and Control Persons of ProFutures Fund
                    Management, Inc.

     (1)  (a)       Name: Gary D. Halbert, President, Director and
          controlling shareholder
          (b)       Business Address: 1310 Highway 620 South -- Suite 200,
                          Austin, Texas  78734.
          (c)       Present Principal Occupation:  President, Director and
                          shareholder of  ProFutures, Inc. and affiliates.
          (d) & (e) Criminal and Civil Proceedings:  None
          (f)            Citizenship:  USA

     (2)  (a)       Name: Debi B. Halbert, Chief Financial Officer and
                               Treasurer
          (b)          Business Address: 1310 Highway 620 South -- Suite 200,
                               Austin, Texas 78734.
          (c)      Present Principal Occupation: Chief Financial Officer
                       and Treasurer, Director and shareholder of ProFutures, Inc. and affiliates.
          (d) & (e) Criminal and Civil Proceedings:  None
          (f)            Citizenship:  USA

    (3)  (a)   Name: John F. Mauldin, Vice President
          (b)       Business Address: The Ballpark in Arlington
          -- Suite 216, Arlington, Texas 76011
          (c)  Present Principal Occupation: President, Director
               and shareholder of Communications Management, Inc.
               and affiliates.
          (d) & (e) Criminal and Civil Proceedings:  None
          (f)            Citizenship:  USA

     E.   Officers, Directors and Control Persons of
          Bridge Capital Partners, Inc.

     (1)  (a)       Name: James H. Perry, President, Director and
               sole shareholder
          (b)       Business Address:  1720 South Bellaire Street --
               Suite 500, Denver, Colorado 80222
          (c)       Present Principal Occupation: President, Director and sole shareholder of Bridge Capital Partners, Inc. and a principal of Perry, Nestman & Doshier, L.L.C.
          (d) & (e) Criminal and Civil Proceedings:  None
          (f)            Citizenship:  USA

     F. Officers, Directors and Control Persons of Golden Eye Asset Management, Inc.

     (1)  (a)       Name: Marte W. Anderson, President, Director and
               sole shareholder
          (b)       Business Address: 1310 Highway 620 South -- Suite 200,
                        Austin, Texas  78734.
          (c) Present Principal Occupation: President, Director and sole shareholder of Golden Eye Asset Management, Inc.
          (d) & (e)  Criminal and Civil Proceedings:  None
          (f)            Citizenship:  USA

     (2)  (a)       Name: Carnie W. Anderson, Vice President
          (b)       Business Address: 1310 Highway 620 South -- Suite 200,
                        Austin,Texas  78734.
          (c)       Present Principal Occupation: President, Director and
                        shareholder of Anderson Supply Co., Inc. and
                        Golden Investments, Inc.
          (d) & (e) Criminal and Civil Proceedings:  None
          (f)           Citizenship:  USA

     Item 3.  Source and Amount of Funds or Other Consideration.

     On December 31, 1996, the Group purchased directly from the Company in a private transaction 600,000 shares of Common Stock of the Company for an aggregate purchase price of $660,000 (including brokerage commissions). PBCF purchased 475,000 shares of Common
Stock for a purchase price of $522,500. PSEF purchased 125,000 shares of Common Stock for a purchase price of $137,500. On that date, PSEF sold short 3,000 shares of Common Stock in an open market transaction for a sales price of $9,972 (after brokerage commissions).

     The shares of Common Stock beneficially owned by PBCF and PSEF, respectively, were purchased with the working capital of such entities.

     Item 4.  Purpose of the Transaction.

     The securities of the Company were acquired for investment purposes only.

     Item 5.  Interest in Securities of the Issuer.

     (a)  The aggregate number of shares of Common Stock owned
beneficially by members of the Group as of the close of business on
December 31, 1996 was 597,000, or approximately 8.65% of the shares of Common Stock outstanding. This percentage is based upon 6,908,842 shares of Common Stock reported to be outstanding as of December 31, 1996 in the Subscription Agreement and Investment Letter signed with the Company
by each of the members.   The ownership between the members the
Group have been allocated as follows:

               Number of           Percentage Ownership
               Shares                       of
               Directly Owned       Outstanding Shares*


     PBCF        475,000               6.88%

     PSEF        122,000               1.77%
     Total       597,000               8.65%

     (b) By virtue of their positions as general partners of PBCF, ProFutures Fund Management, Inc. and Bridge Capital Partners, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PBCF and thus may, for some purposes, be deemed to own beneficially such shares. ProFutures Fund Management, Inc. and Bridge Capital Partners, Inc. each disclaim beneficial ownership of such shares.

     By virtue of their positions as general partners of PSEF, ProFutures Fund Management, Inc. and Golden Eye Asset Management, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PSEF and thus may, for some purposes, be deemed to ownbeneficially such shares. ProFutures Fund Management, Inc. and Golden Eye Asset Management, Inc. each disclaim beneficial ownership of such shares.

     (c) Other than the transactions described above, no transactions in the Common Stock of theCompany were effected by the persons named in response to paragraphs (a) and (b) above during thepast sixty (60) days.

     (d) Except as indicated in this Item 5, neither of the members of the Group nor, to the best knowledge of the members of the Group (with respect to each of their respective general partners, and the executive officers, directors and controlling persons of such general partners), any of the persons referred to in Item 2 hereof, owns beneficially or has a right to acquire beneficial ownershipof any shares of Common Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1, the Joint Filing Agreement, is attached hereto.

                            SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, theundersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated:  December 31, 1996

                              PROFUTURES BRIDGE CAPITAL FUND, L.P.

                              By:  ProFutures Fund Management, Inc., a
                         General Partner

                                   By:     /s/ Gary D. Halbert
                                           Gary D. Halbert, President


                              PROFUTURES SPECIAL EQUITIES FUND, L.P.

                              By:  ProFutures Fund Management, Inc., a
                              General Partner

                                   By:     /s/ Gary D. Halbert
                                           Gary D. Halbert, President

Each of such Reporting Persons certifies only the information stated herein regarding such Reporting Person.



                          EXHIBIT INDEX

     Exhibit 1      Joint Filing Agreement


                            Exhibit 1

                      Joint Filing Agreement

     The undersigned hereby agree that this statement is filed on behalf of each of them.

     Dated: December 31, 1996

                              PROFUTURES BRIDGE CAPITAL FUND, L.P.

                              By:  ProFutures Fund Management, Inc., a
                              General Partner

                                   By:     /s/ Gary D. Halbert
                                           Gary D. Halbert, President


                              PROFUTURES SPECIAL EQUITIES FUND, L.P.

                              By:  ProFutures Fund Management, Inc., a
                              General Partner

                                   By:     /s/ Gary D. Halbert
                                           Gary D. Halbert, President